SE [barcode] N

19005970

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC Mail Processing
FEB 27 2019
Washington, DC

SEC FILE NUMBER
8- 65353

E.B.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRANDIS TALLMAN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Battery Street, Suite 500
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard Brandis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRANDIS TALLMAN LLC, as of February 13, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

~~See Attached~~ Acknowledgement/~~Jurat~~

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________________

County of ____________________

Subscribed and sworn to (or affirmed) before me on this ____ day of _____________,
______ by
___________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ____________________

ACKNOWLEDGMENT

California All-Purpose Acknowledgment

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California))
County of San Francisco)) *ss.*

On February 13th, 2019 before me, Trish Casey, Notary Public, personally appeared Richard Brandis, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Trish Casey
Signature of Notary Public *LS*

TRISH CASEY
Notary Public – California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

Attached Loose Certificate, Acknowledgment for document:

Annual Audit Report
FORM X-17A-5 PART III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Brandis Tallman, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brandis Tallman, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February XX, 2019

Brandis Tallman, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	227,803
Underwriting receivables		4,372
Deposit at clearing firm		542,091
Other assets		2,102
Marketable securities, at fair market value		4,112,561
Total assets	$	4,888,929

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	9,326
Payable to clearing firm		4,106,494
Total liabilities		4,115,820
Commitments and contingencies		
Members' equity		
Members' equity		773,109
Total members' equity		773,109
Total liabilities and members' equity	$	4,888,929

The accompanying notes are an integral part of these financial statements.

Brandis Tallman, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues		
Inventory Mark to Market	$	6,067
Commission income		526,750
Underwriting income		729,614
Interest and other income		39,269
Total revenues		1,301,700
Expenses		
Employee compensation & benefits		554,368
Underwriting, commission and clearing fee expenses		153,696
Occupancy expense		47,140
Professional fees		112,677
Communication and data processing		36,713
Other operating expenses		165,042
Total expenses		1,069,636
Net income (loss) before income tax provision		232,064
Income tax provision		6,800
Net income (loss)	$	225,264

The accompanying notes are an integral part of these financial statements.

Brandis Tallman, LLC
Statement of changes in Members' Equity
For the Year Ended December 31, 2018

	Total
Balance at December 31, 2017	$ 986,177
Capital distributions	(438,332)
Net income (loss)	225,264
Balance at December 31, 2018	$ 773,109

The accompanying notes are an integral part of these financial statements.

Brandis Tallman, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:		
Net income (loss)		$ 225,264
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in :		
Underwriting receivables	$ 126,173	
Deposit at clearing firm	(369,608)	
Marketable securities at fair market value	(4,112,561)	
(Decrease) increase in :		
Payable to clearing firm	4,106,494	
Accounts payable and accrued expenses	864	
Total adjustments		(248,638)
Net cash provided by (used in) operating activities		(23,374)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(438,332)	
Net cash provided by (used in) financing activities		(438,332)
Net increase (decrease) in cash		(461,706)
Cash at December 31, 2017		689,509
Cash at December 31, 2018		$ 227,803
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

Brandis Tallman, LLC
Notes to Financial Statements
December 31, 2018

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Brandis Tallman, LLC (the "Company") was organized in the State of California on February 26, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is a full service investment banking firm that provides bond underwriting and financial advisory services to public agencies. The Company offers financial analysis, planning and debt structuring for capital projects. Its trading and sales department distributes the municipal underwritings to a customer base that includes retail accounts, institutional investors such as mutual funds, bank and insurance companies, money managers, and investment advisors. Commission income consists of commissions earned on the buying and selling of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns commissions on client transactions in debt securities. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Brandis Tallman, LLC
Notes to Financial Statements
December 31, 2018

The Company earns underwriting revenues by providing capital-raising services for public agencies primarily through debt offerings. Underwriting revenues include fee revenues relating to underwriting engagements that are recorded at the point in time when all significant items relating to the underwriting proacess have been completed and the amount of the underwriting revenue has been determined, which is normally at the close of the underwriting.

Underwriting receivables represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising costs are expensed as incurred. Advertising expense total $1,104 for the year ended December 31, 2018.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2018 was $542,091.

NOTE 3: UNDERWRITING RECEIVABLES

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2018, the underwriting receivables of $4,372 are pursuant to this clearing agreement.

NOTE 4: MARKETABLE SECURITIES, AT FAIR MARKET VALUE

Marketable securities consist of muncipal securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in level 2 of the fair value hierarchy, as described in Note 6. As of December 31, 2018, these securities are reported at their fair market value of $4,112,561.

The Company purchased these securities on margin through its clearing firm. AS of December 31, 2018, the margin balance payable to the clearing firm was $4,106,494.

NOTE 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2018, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	6,000
Total income tax provisions	$ 6,800

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting standards have established a framework for measuring fair value, including a fair value hiercrchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies.

Assets	Level 1	Level 2	Level 3	Total
Municipal securities	-	$ 4,112,561	-	$ 4,112,561
TOTALS	-	$ 4,112,561	-	$ 4,112,561

NOTE 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company has obligations under an operating lease with initial noncancellable terms in excess of one year. Aggregate annual payments under this lease agreement at December 31, 2018, are approximately as follows:

Year Ending December 31,	
2019	42,780
2020	10,778
	53,558

Under the terms of this agreement, the Company had $47,141 in occupancy expense for the year ended December 31, 2018.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accountng Standards Codification Topic 606 ("ASC Topic 606"), supercedes nearly all existing revenue recognition gudance under GAAP. ASC Topic 606 requires a princple-based approach for determining revenue recognition. The core princple is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to whiich the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In Febrauary 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longr than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for theCompany as of its year ending December 31, 2019.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $349,982 which was $249,982 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($9,326) to net capital was 2.66 to 1.

Brandis Tallman, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital				
Members' equity		773,109		
Total members' equity				773,109
Less: Haircut with concentration		421,025		
Less: Non-allowable assets				
Other assets		2,102		
Total non-allowable assets				(423,127)
Net Capital				349,982
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	622		
Minimum dollar net capital required	$	100,000		
Net capital required (greater of above)				(100,000)
Excess net capital			$	249,982
Aggregate indebtedness			$	9,326
Ratio of aggregate indebtedness to net capital				2.66 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

Brandis Tallman, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Brandis Tallman, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Brandis Tallman, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Brandis Tallman, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brandis Tallman, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brandis Tallman, LLC stated that Brandis Tallman, LLC met the identified exemption provisions throughout the period ending January 1, 2018 through December 31, 2018, without exception. Brandis Tallman, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandis Tallman, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
February XX, 2019

BRANDIS TALLMAN LLC

22 Battery Street
Suite 500
San Francisco, CA 94111

Phone: 415-912-5630
Fax: 415-912-5636
www.brandistallman.com

Assertions Regarding Exemption Provisions

We, as members of management of Brandis Tallman LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

BRANDIS TALLMAN LLC

By: [signature]

Richard Brandis, President

Brandis Tallman, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owners of Brandis Tallman, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brandis Tallman, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Brandis Tallman, LLC (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Brandis Tallman, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Northridge, California
February XX, 2019

Brandis Tallman, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018

		Amount
Total assessment	$	1,190
SIPC-6 general assessment Payment made on July 16, 2018		(657)
SIPC-7 general assessment Payment made on January 18, 2019		(533)
Total assessment balance (overpayment carried forward)	$	-

See report of independent registered public accounting firm